March 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Ta Tanisha Meadows, Rufus Decker, Kate Beukenkamp and Taylor Beech

Re:	WinVest (BVI) Ltd.

Xtribe (BVI) Ltd.

WinVest Acquisition Corp.

Registration Statement on Form F-4

Filed March 11, 2025

File No. 333-285721

Ladies and Gentlemen:

On behalf of WinVest (BVI) Ltd. (“WinVest BVI”), WinVest Acquisition Corp. (the “SPAC”) and Xtribe (BVI) LTD. (“Xtribe BVI,” and together with the SPAC and WinVest BVI, the “Co-Registrants”), below is the response of WinVest BVI, the SPAC and Xtribe BVI to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 26, 2025, regarding WinVest BVI’s, the SPAC’s and Xtribe BVI’s Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on March 11, 2025. In connection with this letter, an amendment to the Registration Statement (the “Amended Registration Statement”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of WinVest BVI, the SPAC and Xtribe BVI. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of the Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

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Registration Statement on Form F-4 filed March 11, 2025

Questions and Answers about the Proposals

Q: What equity stake will current equityholders of WinVest and Xtribe hold in New WINV after the Closing?, page 14

1.	Please revise the Total-Fully Diluted Shares table so that it foots. Also, include the 2,250,000 shares issued upon Conversion of Advisor Note in your Total-Fully Diluted Shares.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 14 of the Amended Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus

Dilution, page 37

2.	Please tell us why the $4.025 million conversion of the underwriting fee liability into equity decreases, rather than increases, WinVest’s net tangible book value, as adjusted.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 37 of the Amended Registration Statement accordingly.

Company Valuation at each Redemption Level, page 37

3.	We reviewed the changes you made in response to prior comment 5. Please include the 2,875,000 Initial Stockholders shares in the total shares for each redemption scenario.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 37 of the Amended Registration Statement accordingly to include the 2,875,000 Initial Stockholder shares in the “WinVest outstanding shares as of December 31, 2024” amount.

Proposal 2 - The Business Combination Proposal

Anticipated Liquidity Position of New WINV, page 121

4.	Please revise your filing, as necessary, so that the amounts presented here agree with the cash and cash equivalents amounts presented on your pro forma balance sheet for each redemption scenario.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 121 and 181 of the Amended Registration Statement accordingly.

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Unaudited Pro Forma Condensed Combined Financial Information, page 179

5.	Please disclose here and elsewhere throughout the filing whether you will be in default under the terms of the Extension Notes and Promissory Notes if they are not fully repaid in conjunction with the Business Combination (e.g., in the 50%, 75% and maximum redemption scenarios). If so, also disclose in detail how you will be impacted by a default.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 15, 182 and 209 of the Amended Registration Statement accordingly.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 182

6.	Please revise adjustment C to the pro forma balance sheet, so that it is self-balancing. Similarly revise adjustment Q. Also, include a footnote describing adjustment Q.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the pro forma financial information on pages 181 and 182 of the Amended Registration Statement accordingly so that both adjustments are self-balancing. Please note adjustment Q is now adjustment N and has been appropriately disclosed in the pro forma footnotes.

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If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry, Esq.

cc:	Manish Jhunjhunwala, Director, WinVest (BVI) Ltd.
W. Bruce Newsome, Esq., Haynes and Boone LLP Giovanni Caruso, Esq., Loeb & Loeb, LLP

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